Filed Pursuant to Rule 424(b)(3)
Registration No. 333-262596

PROSPECTUS SUPPLEMENT NO. 9

(To the Prospectus dated May 13, 2022)

Up to 230,923,357 Shares of Common Stock

Up to 14,891,667 Shares of Common Stock Issuable Upon Exercise of Warrants

Up to 9,466,973 Warrants to Purchase Common Stock

This prospectus supplement supplements the prospectus, dated May 13, 2022 (the “Prospectus”), which forms a part of our registration statement on Form S-1 (No. 333-262596). This prospectus supplement is being filed to update and supplement the information in the Current Report on Form 8-K, filed with the Securities and Exchange Commission on October 28, 2022 (the “Current Report”). Accordingly, we have attached the Current Report to this prospectus supplement. The Prospectus and this prospectus supplement relate to the issuance by us of an aggregate of up to 14,891,667 shares of our common stock, par value $0.0001 per share (the “common stock”), which consists of (i) up to 6,266,667 shares of common stock issuable upon the exercise of warrants (the “Private Placement Warrants”) originally issued in a private placement to XPDI Sponsor LLC, a Delaware limited liability company (the “Sponsor”), and certain funds and accounts managed by subsidiaries of BlackRock, Inc. in connection with the initial public offering of Power & Digital Infrastructure Acquisition Corp. (“XPDI”) and (ii) up to 8,625,000 shares of common stock issuable upon the exercise of warrants (the “Public Warrants” and, together with the Private Placement Warrants, the “Warrants”) originally issued in the initial public offering of XPDI.

The Prospectus and this prospectus supplement also relate to the offer and sale from time to time by the selling securityholders named in the Prospectus or their permitted transferees (the “selling securityholders”) of (i) up to 230,923,357 shares of common stock consisting of (a) up to 8,625,000 Founder Shares issued at approximately $0.003 per share in a private placement in connection with the initial public offering of XPDI, (b) up to 6,266,667 shares of common stock issuable upon exercise of the Private Placement Warrants, which Private Placement Warrants were originally purchased at a price of $1.50 per Private Placement Warrant, (c) up to 135,138,675 shares of common stock (including shares issuable upon the exercise of convertible securities) held by certain affiliates of our company (including (1) 87,344,633 shares of common stock issued pursuant to the merger agreement (as defined below) in connection with the Business Combination (as defined below) as merger consideration at an acquiror share value of $10.00 per share, (2) 3,200,306 shares of common stock issuable upon the exercise of Core assumed warrants, which Core assumed warrants have an exercise price of $0.84 per share after giving effect to the Business Combination, (3) 24,962,264 shares of common stock issuable upon the settlement of restricted stock units, which were assumed by Core and converted into restricted stock units for Core common stock in connection with the Business Combination based on an acquiror share value of $10.00 per share, (4) 811,917 shares of common stock underlying restricted stock awards, which were assumed by Core and converted into restricted stock awards for Core common stock in connection with the Business Combination based on an acquiror share value of $10.00 per share, and (5) 18,819,555 shares of common stock issuable upon the exercise of stock options, which have a weighted average exercise price of $9.41 per share), (d) up to 80,893,015 shares of common stock issuable upon conversion of certain Convertible Notes, which were initially issued by Legacy Core (as defined below) in an aggregate principal amount of $514.8 million and are convertible into Core common stock at $8.00 per share, and (ii) up to 9,466,973 warrants to purchase common stock consisting of (a) up to 6,266,667 Private Placement Warrants, which were originally issued at a price of $1.50 per Private Placement Warrant, and (b) up to 3,200,306 warrants initially issued by Legacy Core held by certain affiliates of our company, which Core assumed warrants have an exercise price of $0.84 per share after giving effect to the Business Combination.

Our common stock and Public Warrants are listed on the Nasdaq Global Select Market under the symbols “CORZ” and “CORZW,” respectively. On October 28, 2022, the last reported sales price of our Common Stock was $0.196 per share and the last reported sales price of our Public Warrants was $0.432 per warrant.

This prospectus supplement should be read in conjunction with the Prospectus, including any amendments or supplements thereto, which is to be delivered with this prospectus supplement. This prospectus supplement is qualified by reference to the Prospectus, including any amendments or supplements thereto, except to the extent that the information in this prospectus supplement updates and supersedes the information contained therein.

This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the Prospectus, including any amendments or supplements thereto.

We are an “emerging growth company” as defined under U.S. federal securities laws and, as such, have elected to comply with reduced public company reporting requirements. The Prospectus complies with the requirements that apply to an issuer that is an emerging growth company.

Investing in our securities involves a high degree of risk. You should review carefully the risks and uncertainties described in the section titled “ Risk Factors” beginning on page 7 of the Prospectus, and under similar headings in any amendments or supplements to the Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or passed upon the accuracy or adequacy of this prospectus supplement or the Prospectus. Any representation to the contrary is a criminal offense.

Prospectus Supplement dated October 31, 2022

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): October 24, 2022

Core Scientific, Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-40046	86-1243837
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

210 Barton Springs Road, Suite 300 Austin, Texas	78704
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (512) 402-5233

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligations of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common stock, par value $0.0001 per share	CORZ	The Nasdaq Global Select Market
Warrants, exercisable for shares of common stock	CORZW	The Nasdaq Global Select Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 4.01	Changes in Registrant’s Certifying Accountant

At a meeting held on October 24, 2022, the Audit Committee of the Board of Directors of Core Scientific, Inc. (the “Company”) approved the engagement of Marcum LLP (“Marcum”) as its independent registered public accounting firm for the fiscal year ending December 31, 2022, subject to Marcum’s completion of their client acceptance procedures. At the same meeting, the Audit Committee approved the dismissal of Ernst & Young LLP (“EY”) as independent registered public accounting firm of the Company effective upon the date of the filing of the quarterly report on Form 10-Q for the quarter ending September 30, 2022.

The report of EY on the financial statements of Core Scientific Holding Co. and its subsidiaries (“Legacy Core”) for the fiscal years ended December 31, 2021 and December 31, 2020, included in the Form 8-K/A of Core Scientific, Inc., which was filed with the SEC on March 31, 2022, did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles.

In connection with the audits of Legacy Core’s consolidated financial statements for each of the two fiscal years ended December 31, 2021 and December 31, 2020, and for the Company’s financial statements in the subsequent interim periods through the date of this Current Report on Form 8-K (the “Form 8-K”) there were no (i) disagreements, as that term is defined in Item 304(a)(1)(iv) of Regulation S-K and the related instructions, between the Company and EY on any matters of accounting principles or practices, financial statement disclosure, or auditing scope and procedure, which, if not resolved to the satisfaction of EY, would have caused EY to make reference to the matter in their reports for such fiscal years, and (ii) no “reportable events” (as that term is defined in Item 304(a)(1)(v) of Regulation S-K), except for the following material weaknesses identified in connection with the audit of Legacy Core’s consolidated financial statements for the two fiscal years ended December 31, 2021 and December 31, 2020 and the review of the Company’s consolidated financial statements for the interim period ended March 31, 2022 and the interim period ended June 30, 2022 in Core Scientific’s internal control over financial reporting related to (i) insufficient accounting and supervision with respect to the appropriate level of technical accounting experience and appropriate processes and procedures to assess and apply the relevant accounting framework, particularly in new or non-routine areas, (ii) a lack of appropriate communication and recordkeeping, particularly related to equity transactions, (iii) design deficiencies in internal controls necessary to enforce appropriate segregation of duties for manual journal entries to our books and records, and (iv) design deficiencies in internal controls necessary to enforce appropriate segregation of duties for our digital asset wallets.

The Company has provided EY with a copy of the disclosures it is making in this Form 8-K and requested that EY furnish the Company a letter addressed to the U.S. Securities and Exchange Commission stating whether it agrees with the above statements. A copy of EY’s letter, dated October 28, 2022 is filed as Exhibit 16.1 to this Form 8-K.

Item 9.01	Financial Statement and Exhibits

(d) Exhibits

Exhibit No.	Description

16.1	Letter from Ernst & Young LLP addressed to the U.S. Securities and Exchange Commission

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Core Scientific, Inc.

Dated: October 28, 2022

	By:	/s/ Todd M. DuChene
	Name:	Todd M. DuChene
	Title:	Executive Vice President, General Counsel, Chief Compliance Officer and Secretary